UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation 3883 Howard Hughes Parkway, Ninth Floor Las Vegas, NV 89169 Phone: (702) 792-7200 Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 7

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Marianne Boyd Johnson
2.	Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,902,403*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,065,151*
	10.	Shared Dispositive Power 837,252
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,993,727*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 11.52%**
14.	Type of Reporting Person IN

*	As discussed herein, does not include 83,725 shares of Common Stock (as defined herein) underlying Restricted Stock Units granted to Ms. Johnson under the Company’s 2002 Stock Incentive Plan.
**	Based on 86,271,482 shares of the issuer’s common stock outstanding on April 31, 2011, as reported in the issuer’s Form 10-Q for the quarter ended March 31, 2011 filed with the Commission on May 10, 2011.

CUSIP No. 103304	Page 3 of 7

Item 1. Security and Issuer

This Amendment No. 7 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2006, as subsequently amended on August 8, 2006, April 24, 2007, December 22, 2008, October 23, 2009, February 4, 2010 and November 22, 2011 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

Marianne Boyd Johnson is filing this Amendment to report (i) changes in Ms. Johnson’s beneficial ownership since the date of the prior amendment of the Schedule 13D, which did not individually or in the aggregate require filing an amendment thereto under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (ii) the sale of 100,000 shares of Common Stock on the open market.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 1 is hereby incorporated by reference. On May 11, 2011, The Marianne Boyd Gaming Properties Trust (“MBGPT”), of which Ms. Johnson is the trustee, settlor and beneficiary, sold 100,000 shares of Common Stock on the open market. As reported in Ms. Johnson’s Form 4 filed with the Securities and Exchange Commission on May 11, 2011, such shares were sold in multiple transactions at prices ranging from $10.1 to $10.285, with a weighted average price of $10.17.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service as a director of the Company.

Other than (i) as set forth herein, (ii) in Ms. Johnson’s capacity as a director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 103304	Page 4 of 7

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Ms. Johnson beneficially owns or may be deemed to beneficially own an aggregate of 9,993,727 shares of the Company’s Common Stock, consisting of:

•	454,573 shares subject to stock options that are exercisable within 60 days of November 15, 2010;

•	26,629 shares held directly;

•	127,122 shares held as trustee of the GRATs;

•	6,444,156 shares held as trustee of MBGPT as a result of it being the general partner of the Partnerships;

•	1,672,108 shares held as settlor, trustee and beneficiary of MBGPT (excluding shares held by the Partnerships and by BG-09 LP);

•	32,642 shares held as a trustee of the Aysia Lynn Boyd Education Trust, dated July 1, 1997;

•	32,642 shares held as a trustee of the Taylor Joseph Boyd Education Trust, dated July 1, 1997;

•	31,352 shares held as a trustee of the William Samuel Boyd Education Trust, dated July 1, 1997;

•	32,642 shares held as a trustee of the Samuel Joseph Boyd Jr. Education Trust, dated July 1, 1997;

•	32,642 shares held as a trustee of the T’Mir Elizabeth Boyd Education Trust, dated July 1, 1997;

•	31,152 shares held as a trustee of the Josef William Boyd Education Trust, dated July 1, 1997;

•	17,244 shares held as a trustee of the Justin Boyd Education Trust, dated November 1, 1999;

•	130,247 shares held as trustee of the William R. Boyd and Myong Boyd Children’s Trust, dated August 1, 1993;

•	91,324 shares held by the Johnson Children’s Trust, dated June 24, 1996, Bruno Mark, trustee; and

•	837,252 shares held as trustee of MBGPT as a result of it being a general partner of BG-09 LP with WSBGPT, the other general partner of BG-09 LP.

Ms. Johnson may be deemed to beneficially own the aforementioned shares held by the Johnson Children’s Trust, dated June 24, 1996, but Ms. Johnson is neither a trustee nor a beneficiary thereof, does not hold dispositive or voting power over such shares and has no pecuniary interest therein.

Excluded from Ms. Johnson’s beneficial ownership are 83,725 shares of Common Stock underlying Restricted Stock Units (each an “RSU” and collectively, the “RSUs”) granted to Ms. Johnson under the Company’s 2002 Stock Incentive Plan. Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSU’s vest as follows:

•

23,095 shares of Common Stock vest in full upon the sooner to occur of (i) April 16, 2013 or (ii) a date after October 16, 2009 upon which the closing price of the Issuer’s Common Stock is $25.98 (which represents 150% of the closing price of the Common Stock on April 15, 2008) or greater for twenty (20) consecutive trading days beginning on or after October 16, 2009;

•	20,210 shares of Common Stock vest in full upon on November 4, 2011;

•	20,210 shares of Common Stock vest in full upon on November 2, 2012; and

•	20,210 shares of Common Stock vest in full upon on November 1, 2013.

The RSUs are reported as shares of Common Stock beneficially owned by Ms. Johnson in her Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of May 11, 2011 and are therefore not included as beneficially owned by Ms. Johnson in this Amendment.

CUSIP No. 103304	Page 5 of 7

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

Also excluded from Ms. Johnson’s beneficial ownership are 16,593 Career Restricted Stock Units that Ms. Johnson was granted by the Company for no consideration pursuant to the Company’s Career Shares Program under the Company’s 2002 Stock Incentive Plan. Each Career Restricted Stock Unit represents a contingent right to receive one share of Common Stock. The Career Restricted Stock Units will be paid out in Shares of Common Stock at the time of Ms. Johnson’s retirement based upon Ms. Johnson’s attained age and years of continuous service at the time of retirement. To receive any payout under the Career Shares Program, Ms. Johnson must be at least years 55 years old and must have been continually employed by the Company for a minimum of 10 years. Retirement after 10 years of service will entitle a grantee to 50 percent of her Career Restricted Stock Units. This increases to 75 percent after 15 years and 100 percent following 20 years of employment. In the event of Ms. Johnson’s death or permanent disability, or following a change in control of the Company, Ms. Johnson will be deemed to have attained age 55 and the Career Restricted Stock Units will immediately vest and convert into shares of Common Stock based on Ms. Johnson’s years of continuous service through the date of death, termination resulting from permanent disability or the change in control, as applicable. Until Ms. Johnson is within 60 days of the age of 55, she is not deemed to beneficially own the shares of Common Stock underlying the Career Restricted Stock Units.

(b) The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Ms. Johnson (i) holds sole dispositive and voting power over an aggregate of 9,065,151 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares of Company Common Stock held by BG-09 LP, the RSUs identified therein, and the shares identified therein as being held by the Johnson Children’s Trust, dated June 24, 1996, (ii) holds sole voting power over an aggregate of 837,252 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09 LP, and (iii) shares dispositive power with WSBGPT over an aggregate of 837,252 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09 LP.

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof:

On January 3, 2011, Ms. Johnson was granted 3,358 Career Restricted Stock Units for no consideration pursuant to the Company’s Career Shares Program under the Company’s 2002 Stock Incentive Plan, the terms and vesting of which are discussed above.

On January 18, 2011, Ms. Johnson’s father, William S. Boyd, gifted 7,791 shares of Common Stock to the following education trusts, of which Ms. Johnson is the trustee: The Aysia Lynn Boyd 1997 Education Trust (1,113 shares), The Taylor Joseph Boyd 1997 Education Trust (1,113 shares), The William Samuel Boyd 1997 Education Trust (1,113 shares), The Samuel Joseph Boyd, Jr., 1997 Education Trust (1,113 shares), The T’Mir Kathleen Boyd 1997 Education Trust (1,113 shares), The Josef William Boyd 1997 Education Trust (1,113 shares), and The Justin Boyd 1999 Education Trust (1,113 shares). No funds or other consideration was paid in exchange for the gift.

On February 25, 2011, the BG-01 Limited Partnership of which MBGPT is the general partner, transferred 28,933 shares of Common Stock to BG-01 Grantor Retained Annuity Trust 3, of which Ms. Johnson is the trustee, which shares were then transferred to William S. Boyd, Ms. Johnson’s father. The foregoing transaction was pursuant to the terms of the applicable trust agreement and the applicable provisions of the Internal Revenue Code of 1986, as amended. No funds or other consideration was paid in exchange for the transfer.

CUSIP No. 103304	Page 6 of 7

No other transactions in the Company’s Common Stock were effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: May 27, 2011

By:	/s/ Marianne Boyd Johnson
Marianne Boyd Johnson